Exhibit 99.1

Bilibili and Tencent Partner to Broaden Anime and Games Content for Gen Z Platform

SHANGHAI, China, Oct. 25, 2018 (GLOBE NEWSWIRE) — Bilibili Inc. (“Bilibili” or the “Company”) (Nasdaq: BILI) and Tencent Holdings Limited (“Tencent”) (00700.HK), today announced that they have entered into a strategic collaboration agreement (the “Agreement”) for sharing and operating existing and additional anime and games on Bilibili’s leading online entertainment platform for young generations in China. Under the Agreement, Bilibili and Tencent will participate in the exchange and purchase of existing anime copyright, and jointly procure, produce and invest in anime projects, as well as seek investment opportunities in the animation and comic industry. In addition, Bilibili will expand its cooperation with Tencent by jointly operating more Tencent games on Bilibili’s platform.

The Agreement follows a previously announced investment by Tencent of approximately US$317.6 million in cash in Bilibili, bringing Tencent’s ownership to approximately 12% of Bilibili’s total issued shares.

“The strategic cooperation with Tencent further aligns us with China’s leading internet company, and supports our strategy to bring high quality content and services to our growing community,” said Mr. Rui Chen, Chairman of the Board and Chief Executive Officer of Bilibili. “We can now leverage Tencent’s innovative research and development capabilities and premium content, particularly in licensing, co-producing and investment in anime, as well as game publishing. We look forward to working together to continue to raise the bar for content and accessibility for our growing Bilibili community. Together, with Tencent’s deep resources and Bilibili’s best-in-class platform, we can continue to bring rich content to China’s ever growing number of online enthusiasts, while increasing the value we bring to all of our stakeholders.”

“The strength of Bilibili’s online community is apparent in their platform’s rise to popularity among China’s intellectually curious population of young people,” said Martin Lau, President of Tencent. “We greatly value Bilibili’s Gen Z demographic with entertainment needs that welcome a steady stream of new content. Such an active user base along with Bilibili’s ecosystem is ideally suited for nurturing the type of creative and transformative internet games and products Tencent is known for bringing users around the globe.”

About Bilibili Inc.

Bilibili represents the iconic brand of online entertainment with a mission to enrich the everyday life of young generations in China. Bilibili is a full-spectrum online entertainment world covering a wide array of genres and media formats, including videos, live broadcasting and mobile games. Bilibili provides an immersive entertainment experience and high-quality content that caters to the evolving and diversified interests of its users and communities, and has built its platform based on the strong emotional connections of Bilibili’s users to its content and communities.

For more information, please visit: http://ir.bilibili.com.

About Tencent Holdings Limited

Tencent uses technology to enrich the lives of Internet users. Our social products Weixin and QQ link our users to a rich digital content catalogue including games, video, music and books. Our proprietary targeting technology helps advertisers reach out to hundreds of millions of consumers in China. Our infrastructure services including payment, security, cloud and artificial intelligence create differentiated offerings and support our partners’ business growth. Tencent invests heavily in people and innovation, enabling us to evolve with the Internet. Tencent was founded in Shenzhen, China, in 1998. Shares of Tencent (00700.hk) are traded on the Main Board of the Stock Exchange of Hong Kong.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, statements regarding the expected closing of the transaction in this announcement are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to, those included in Bilibili’s filings with the SEC and in Tencent’s filings with the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and neither of Bilibili or Tencent undertakes any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

For Bilibili in China:

Bilibili Inc.
Juliet Yang
Tel: +86-21-2509 9255 Ext. 8523
E-mail: ir@bilibili.com

The Piacente Group, Inc.
Ross Warner
Tel: +86-10-5730-6200
E-mail: bilibili@tpg-ir.com

For Bilibili in the United States:

The Piacente Group, Inc.
Brandi Piacente
Tel: +1-212-481-2050
E-mail: bilibili@tpg-ir.com

For Tencent Holdings Limited
Investor Relations
Pui Hang Cheung
Tel: 852-31485100 ext 68919
Email: ir@tencent.com